EXHIBIT 23
                          Independent Auditors' Consent

The Board of Directors
LBP, Inc.:

We consent to incorporation by reference in the registration statements (No. 33-97702 and No. 33-97704) on Form S-8 of LBP, Inc. of our report dated March 27, 2002, with respect to the consolidated balance sheet of LBP, Inc. and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the period January 1, 2001 to May 15, 2001 and for each of the years in the two-year period ended December 31, 2000, and the consolidated statement of net assets in liquidation as of December 31, 2001 and the related consolidated statement of changes in net assets in liquidation for the period May 16, 2001 to December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2001 annual report on Form 10-K of LBP, Inc.


KPMG LLP

Stamford, CT
March 27, 2002


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